
07005431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC
RECEIVED
MAR 0 1 2007
PROCESSING
WASH.
SECTION

SEC FILE NUMBER
8-27862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seattle-Northwest Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 Fifth Avenue, Suite 4300
(No. and Street)

Seattle (City) Washington (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Newhouse 206-628-2865
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mike Newhouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seattle-Northwest Securities Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



STATE OF WASHINGTON
BLAINE D. O'KELLEY
NOTARY PUBLIC
COMMISSION EXPIRES
4-23-08

Signature

CFO

Title

Blaine D. O'Kelley

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEATTLE-NORTHWEST SECURITIES CORPORATION

Independent Auditor's Report and Consolidated Statement of Financial Condition

December 31, 2006 and 2005

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Seattle-Northwest Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Seattle-Northwest Securities Corporation and subsidiaries as of December 31, 2006 and 2005. This consolidated statement of financial condition is the responsibility of the management of Seattle-Northwest Securities Corporation. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2006 and 2005 consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seattle-Northwest Securities Corporation and subsidiaries as of December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 27, 2007

SEATTLE-NORTHWEST SECURITIES CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Cash	$ 4,966,785	$ 1,632,436
Deposits with Clearing Organization	790,993	1,198,553
Receivables		
Brokers and Dealers	314,979	9,402,066
Customers	2,417,492	1,096,431
Other	1,135,357	1,090,218
Securities Purchased Under Agreements to Resell	111,756,757	232,724,150
Securities Owned	238,601,556	631,800,215
Office Furniture, Equipment and Leasehold Improvements, net of Accumulated Depreciation and Amortization of $1,942,117 and $2,225,375	584,672	783,791
Intangible Asset Associated with Customer Relationships	145,833	170,833
Other Assets	657,536	953,917
	$ 361,371,960	$ 880,852,610

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006	2005
Bank Loans	$ -	$ 8,100,000
Securities Sold Under Agreements to Repurchase	236,491,739	494,392,130
Corporate Securities Sold Short	1,961,220	5,104,111
Municipal Securities Sold Short	-	3,783,330
Payables to Brokers and Dealers	2,039,299	9,481,818
Payables to Customers and Non-Customers	449,948	741,149
U.S. Government and Federal Agency Securities Sold But Not Yet Purchased	104,527,000	338,512,343
Accounts Payable	824,816	574,970
Accrued Liabilities	1,698,333	5,048,285
Shares Subject to Mandatory Redemption (Note 11)	-	3,151,680
	347,992,355	868,889,816
Commitments and Contingencies (Note 5)		
Liabilities Subordinated to Claims of General Creditors (Note 7)	1,876,713	314,887
Common Stock (Note 7)	9,863	9,560
APIC	14,276,850	13,554,973
Accumulated Deficit	(2,746,328)	(1,845,788)
Common Stock Purchase Loans	(37,493)	(70,838)
	11,502,892	11,647,907
	$ 361,371,960	$ 880,852,610

See accompanying notes.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization - Seattle-Northwest Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission (S.E.C.). The Company operates primarily in the Northwest, however it also serves institutional and broker-dealer clients throughout the United States. The Company is also engaged in investment management services through two wholly-owned subsidiaries - SNW Asset Management and SNW Fund Management. The consolidated statement of financial condition includes the amounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions are eliminated in consolidation. The Company is wholly-owned by its employees either directly or through an Employee Stock Ownership Plan (ESOP). As of December 31, 2006, the ESOP owned approximately 88% of Seattle-Northwest Securities Corporation outstanding common stock.

Receivables From and Payables to Brokers and Dealers - Such amounts principally represent the contract value of securities that have not been delivered or received by settlement date.

Receivables From and Payables to Customers and Non-Customers - Such amounts principally represent amounts due on cash and margin transactions. Securities owned by customers and non-customers are held as collateral for receivables. Such collateral is not reflected in the Company's financial statements.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell and securities sold under agreements to repurchase are financing transactions that are collateralized by negotiable securities, in amounts equaling 100% of the agreements, and are carried at the amounts at which the securities will be subsequently repurchased or resold, as specified in the respective agreements, including accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. Securities sold under agreements to repurchase are held by nationally recognized dealers or clearing houses. The Company monitors daily the market value of the securities acquired or sold as compared to the amounts due or owed under the resell or repurchase agreements, including accrued interest. The Company enters into new resell or repurchase agreements if any material deficiencies exist. The Company offsets certain resell and repurchase agreements that are executed with the same counterparty and meet criteria for the right of offset.

Securities Owned - Securities inventory, which includes securities owned and securities sold short, is carried at fair value based on quoted market prices and includes accrued interest. Securities sold short represent obligations to deliver specified securities at predetermined prices and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold short may exceed the amount reflected in the statement of financial condition.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Office Furniture, Equipment and Leasehold Improvements - Office furniture and equipment are carried at cost and are principally depreciated over their estimated useful lives according to accelerated methods of depreciation for both book and tax purposes. Leasehold improvements are also carried at cost and are amortized on an accelerated basis over the shorter of the term of the office lease or their estimated useful lives.

Intangible Asset Associated with Customer Relationships - In August 2002, the Company hired an independent advisor and acquired a book of customer relationships served by the advisor for a purchase price of $250,000. The asset acquired by the Company primarily involves contracts with customers that will continue to be served by the Company. The resulting intangible asset is being amortized on a straight-line basis over a period of ten years. The Company performs an impairment analysis annually. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the asset to fair value. No impairment was recorded during 2006.

Income Taxes - The Company has been recognized by the Internal Revenue Service as a Subchapter S Corporation, which is a non-taxable entity. As the Company became a non-taxable entity effective July 1, 2003, the Company may be subject to taxes on any built-in gains if certain assets are sold prior to July 1, 2013.

Financial Instruments - The Company's financial instruments consist of cash, accounts receivable, securities purchased under agreements to resell, securities owned, deposits with clearing organizations, bank loans, securities sold under agreements to repurchase, corporate and municipal securities sold short, payables to brokers and dealers, accounts payable, accrued liabilities and subordinated claims of general creditors. The fair values of these financial instruments approximate their carrying values.

Derivatives - Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities sold short, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations or customers, as applicable.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 2 - Bank Loans

In the normal course of business, the Company borrows from banks on a demand basis secured by receivables from brokers, dealers and customers and unsold municipal securities, in amounts equaling 110% of outstanding borrowings, pledged as collateral. The Company had outstanding borrowings from banks of $0 and $8,100,000 as of December 31, 2006 and 2005, respectively. The stated interest rate on these borrowings was 4.75%.

Note 3 - Securities Owned

Securities owned at December 31 consist of:

	2006	2005
U.S. Government and Federal Agency Securities	$ 219,382,922	$ 568,832,385
State and Municipal Bonds	18,422,998	51,231,924
Corporate Bonds	795,636	11,735,906
	$ 238,601,556	$ 631,800,215

Note 4 - Related Parties

Certain related-party transactions, which are principally the execution of security trades and shareholder loans, occur between the Company, its principal shareholders and its related ESOP. Security trades are consummated under terms and conditions that are considered to be comparable to other customers. In addition, the Company has issued loans to employees that are forgivable over the agreement period. At December 31, 2006 and 2005, the amount of non-forgivable shareholder loans included in non-customer receivables was $39,666 and $108,411, respectively.

Note 5 - Commitments and Contingencies

In the normal course of business, the Company enters into when-issued and underwriting commitments. The price of the underlying securities and date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The market value of such is identified in the Company's portfolio of investments. Losses may arise due to changes in the market value of the securities or from the inability of counterparties to meet the terms of the contract. In connection with such purchases, the Company is required to hold liquid assets as collateral with the custodian sufficient to cover the purchase price. Open commitments at December 31, 2006, which were subsequently settled, had no material effect on the financial condition of the Company.

The aggregate annual rental commitments at December 31, 2006 under all office leases, subject to certain escalation charges, are as follows:

2007	$ 737,756
2008	679,197
2009	496,604
2010	510,272
2011	519,384
Thereafter	1,398,692
	$ 4,341,905

The Company has other contingent liabilities, including contractual commitments arising in the normal course of business, the resolution of which, in management's opinion, will not have a material adverse effect on the Company's financial condition.

Note 6 - ESOP

The Company's ESOP covers all of the Company's eligible employees. An employee is eligible to participate in the ESOP on either July 1 or January 1 following their date of hire. Plan contributions are based on a percentage of an employee's elective deferrals as well as Company profitability. Employees vest in plan contributions over a three-year period. The amount of the annual Company contribution under the ESOP is determined based on the return on shareholders equity achieved during the Company's fiscal year as well as the amount of total compensation an employee defers.

Note 7 - Buy-Sell Agreement

The Company has an agreement for the purchase and sale of stock that limits ownership and transferability of its shares amongst its employees and its ESOP. The agreement specifies the Company can redeem and cancel its shares at the fair market value of those shares in the event of death, disability or retirement of a shareholder/employee or under other circumstances with payment being made, if the Company so desires, in the form of a note which may be subordinated. Repayment of principal is made in four annual installments bearing interest at variable rates and is available as equity in computing net capital under the S.E.C.'s uniform net capital rule. As of December 31, 2006, the Company has subordinated notes outstanding totaling $1,876,713.

The agreement limits the amount that can be redeemed at any time to a level consistent with and adequate for the Company's business operations being conducted prior to the redemption. It also limits the redemption price to the Fair Market Value of the stock as approved by the Board of Directors.

Note 8 - Capital Requirements

The Company is required to maintain minimum capital as defined in certain "net capital rules" of the S.E.C. At December 31, 2006, the Company's net capital under these rules was $7,203,407, which exceeded minimum capital requirements by $6,870,747. Shareholders' Equity used to calculate the Company's net capital differs from the audited financial statements by common stock purchase loans, which are a reduction to equity in the audited financial statements. The Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was .69 to 1.

Note 8 - Capital Requirements (Continued)

On February 27, 2006, the Company determined it was in violation of Rule 15c3-1 as of January 31, 2006, November 30, 2005 and May 31, 2005 because of the effects of the adjusting journal entries recorded on that date to implement FAS 150 (see Note 11). Although the Company was in compliance with Rule 15c3-1 on February 27, 2006, timely notification was made under Rule 17a-11 to the appropriate regulatory bodies explaining that this discovery resulted in a violation in past periods. A formal response from regulators regarding the ramifications of this rule violation has not been received. Penalties associated with this violation are possible, but are not estimable at this time. Therefore, no amounts have been accrued in the financial statements.

Note 9 - Common Stock Purchase Loans

The Company has issued common stock to shareholders in exchange for common stock purchase loans. The loans have ten-year maturities, bear interest at 1.25% to 1.50% above the broker call rate, are adjusted on a monthly basis, and are secured by the common stock purchased by the shareholders.

Note 10 - Public Statement of Financial Condition

The Company's audited public statement of financial condition as of December 31, 2006 filed pursuant to S.E.C. Rule 17a-5 is available for examination at the office of the Company and at the regional office of the S.E.C. in Los Angeles, California.

Note 11 - Mandatory Redeemable Shares

FASB Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (SFAS 150) establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). A financial instrument issued in the form of shares is mandatorily redeemable and, therefore, within the scope of SFAS 150 if it "embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur."

Note 11 - Mandatory Redeemable Shares (Continued)

SFAS 150 became effective for the mandatorily redeemable financial instruments of nonpublic broker-dealers for the first fiscal period beginning after December 15, 2003. From that date to March 27, 2006, the Company's shares held by shareholders other than the ESOP were mandatorily redeemable equity securities which were required to be reflected as liabilities in accordance with SFAS 150 because those shares are required to be redeemed upon the death of the holder. On March 27, 2006, the Company amended its agreement governing the purchase and sale of stock to remove the mandatory redemption provision. Concurrently, the Company reclassified shares with a fair value of $2.9 million from presentation as a mandatory redemption liability to the respective components of shareholders' equity. For purposes of this adjustment, the Company determined fair value using a third-party valuation of its stock value as of December 31, 2005.